UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of December 2003

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]

Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [X]

No  [  ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

“Peeyush K. Varshney”

Date:   December 31, 2003

_________________________________

Mr. Peeyush K. Varshney, Secretary

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 101 42, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1 L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status for* guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

M:\COMPANY\GENERICFORMS\Form 51-901F.doc

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(1) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER ASSISTGLOBAL TECHNOLOGIES CORP.			FOR QUARTER ENDED September 30, 2003	DATE OF REPORT YY/MM/DD 03/11/28
ISSUER ADDRESS 1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. (604) 684-2181
CONTACT NAME SOKHIE PUAR		CONTACT POSITION DIRECTOR		CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS info@assistglobal.com		WEBSITE ADDRESS www.assistglobal.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE "SOKHIE PUAR"	PRINT FULL NAME PEEYUSH VARSHNEY	DATE SIGNED YY/MM/DD 03/11/28
DIRECTOR'S SIGNATURE "PRAVEEN VARSHNEY"	PRINT FULL NAME PRAVEEN VARSHNEY	DATE SIGNED YY/MM/DD 03/11/28

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)September 30, 2003 and December 31, 2002

	September 30,	December 31,
	2003	2002
	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$ 79,032	$ 5,856
Accounts receivable	75,409	115,380
Income taxes receivable	1,195	1,195
	155,636	122,431

Property, plant & equipment (Note 4)	23,926	36,548

Intangible assets (Note 2d)	1	1

	$ 179,563	$ 158,980

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 126,586	$ 96,004
Due to related parties, current (Note 5)	52,417	-
Demand loan (Note 6)	100,000	100,000
Deferred revenue	17,645	14,445
	296,648	210,449

Due to related parties, long-term (Note 7)	50,000	50,000

Shareholders’ equity:
Share capital (Note 8)	242,225	177,380
Deficit	(409,310)	(278,849)
	(167,085)	(101,469)

	$ 179,563	$ 158,980

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Statements Of Operations And Deficit

(Expressed in Canadian Dollars)

(Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Sales	$ 37,636	$ 129,230	$ 314,613	$ 368,904
Cost of sales	28,594	83,057	202,124	259,496
	9,042	46,173	112,489	109,408

Expenses:
Advertising, promotion and travel	$ 11,744	$ 8,820	$ 18,803	$ 17,647
Amortization	6,009	17,213	17,785	17,213
Bank charges and interest	800	1,887	2,629	4,156
Consulting	40,309	17,500	78,085	59,402
Management fees	10,000	-	10,000	-
Office and administration	19,586	1,980	55,645	8,720
Professional fees	20,441	19,038	47,070	52,685
Regulatory fees and transfer agent	7,256	-	7,256	75
Wages and benefits	102	13,942	10,164	41,826

	116,247	93,968	247,437	248,002

Operating loss	107,205	47,795	134,948	138,594

Interest and other income	(4,487)	(45,052)	(4,487)	(46,290)

Net loss for the period	102,718	2,743	130,461	92,304

Deficit, beginning of period	306,592	239,204	278,849	149,643

Deficit, end of period	$ 409,310	$ 241,947	$ 409,310	241,947

Loss per share Weighted average number of shares outstanding	$0.01 13,191,495	$0.00 3,998,750	$0.02 6,255,216	$0.02 3,998,750

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Prepared by Management)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Cash provided by (used in):

Operating activities:
Net loss for the period	$ (102,718)	$ (2,743)	$ (130,461)	$ (92,304)
Items not involving cash:
Amortization	6,009	17,213	17,785	17,213
Gain on settlement of debt	-	-	-	(45,000)
Change in non-cash operating working capital:
Accounts receivable	41,248	9,522	46,578	13,303
Income taxes recoverable	-	(377)	-	(377)
Accounts payable and accrued liabilities	(61,703)	31,138	(47,820)	34,692
Deferred revenue	-	(17,482)	3,200	(17,482)
	(117,164)	37,271	(110,718)	(89,955)

Investing activities
Purchase of property, plant and equipment	-	(15,660)	(5,731)	(16,662)
Cash acquired upon the reverse takeover of AssistGlobal Technologies Corp.	2,379	-	2,379	-
	2,379	(15,660)	(3,352)	(16,662)

Financing activities
Common shares issued for cash	315,800	-	315,800	-
Conditional sales agreement	-	(3,285)	-	(3,285)
Repayment to a related party	(128,554)	(30,000)	(128,554)	(30,000)
	187,246	(33,285)	187,246	(33,285)

Increase (decrease) in cash and cash equivalents	72,461	(11,674)	73,176	(139,902)

Cash and cash equivalents, beginning of period	6,571	41,331	5,856	169,559

Cash and cash equivalents, end of period	$ 79,032	$ 29,657	$ 79,032	$ 29,657

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

1.

Nature of business

AssistGlobal Technologies Corp. (the “Company) was incorporated under the Business Corporations Act (British Columbia) on September 15, 1987 as Grand Resources Inc.  The Company changed its name to Baystreet Ventures Inc. on November 18, 1987, Cenco Petroleum Ltd. on September 20, 1991, IGC Internet Gaming Corporation on August 7, 1996, IGN Internet Global Network Inc. on November 21, 1996 and then to AssistGlobal Technologies Corp. on September 23, 2003.

On July 6, 2003, pursuant to a Share Exchange Agreement, the Company acquired all the issued and outstanding share capital of AssistGlobal.com Communications Inc. (“ACI”).  ACI develops, sells, hosts and supports project and facility management software and provides other custom application solutions globally.

Effective October 1, 2003, the Company consolidated its share capital on a three old for one new basis.

2.

Summary of significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The following is a summary of the significant accounting policies used in the preparation of the financial statements.

a)

Basis of Consolidation

(i)

Reverse takeover transaction

On July 6, 2003, the Company acquired all of the issued and outstanding common shares of ACI in exchange for 10,350,000 post consolidated common shares at a deemed price of $0.35 per share

As the shareholders of ACI held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

a)

The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the consolidated financial statements of the legal subsidiary, ACI.

b)

As ACI is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values. The Company’s assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equalled their book value at the date of the transaction.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

a)

Basis of Consolidation (continued)

(ii)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary ACI which holds all the issued and outstanding voting common shares of two inactive subsidiaries, Microview Information Systems Inc. and G&S CAD Solutions Ltd., and the results of their operations from the date of acquisition on October 1, 2000. All significant intercompany transactions and balances were eliminated on consolidation.

b)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c)

Property, plant and equipment

Property and equipment are recorded at cost less accumulated amortization.  Annual rates of amortization are as follows:

Asset	Basis	Rate
Computer equipment	declining balance	30%
Computer software	straight line	50%
Furniture and fixtures	declining balance	20%

d)

Intangible assets

Intangible assets consist of the VAR license to sell Archibus FM software and is recorded at a nominal $1.

e)

Revenue recognition

Revenue is recognized when earned. The Company’s revenue recognition policies are in compliance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2 (as amended by SOP 98-4 and SOP 98-9) and related interpretations, “Software Revenue Recognition” and the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statement” (SAB 101).  The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services.  Software product revenues are recognized upon shipment of the software product only if significant Company obligations remain, the fee is fixed or determinable, and collection is received

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

e)

Revenue recognition (continued)

or the resulting receivable is deemed probable.  Revenue from packaged software products are recorded when the payment has been received and the software has been shipped.  Revenue is recognized, net of discount and allowances, at the time of product shipment.  Provisions are recorded for returns, concessions, and bad debts and at December 31, 2002 $Nil.  Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence (“VSOE”) when significant.  The Company VSOE is determined by the price charged when each element is sold separately.  Revenue from non-recurring programming, software engineering fees, consulting service, support arrangements and training programs are recognized when the services are provided.

f)

Software development costs

Statement of Financial Accounting Standards (“SFAS”) No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires software development costs to be capitalized upon the establishment of technological feasibility.  The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies.  Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

g)

Stock Based Compensation

Effective July 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

2.

Summary of significant accounting policies (continued)

g)

Stock Based Compensation (continued)

In respect of stock options granted to directors and employees, the standard requires pro forma disclosure of the net loss or income figures as if these grants were accounted for using the fair value method for options granted after January 1, 2002.  The Company accounts for options granted to employees under the settlement method whereby no compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Since there were no stock options granted during the period and the Company has omitted the effect of employee stock options granted before January 1, 2002 in determining pro forma disclosures, no pro forma disclosures have been provided.

e)

Loss per Share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods.  Fully diluted loss per share has not been presented as it would be anti-dilutive.

f)

Interim financial statements

These interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. These interim financial statements follow the same accounting policies and methods of application used in the Company’s audited annual financial statements as at and for the period ended December 31, 2002.

3.

Reverse acquisition of AssistGlobal.com Communications Inc.

These consolidated financial statements are the continuing financial statements of ACI, a company incorporated under the Canada Business Corporations Act.  On July 6, 2003, ACI was recapitalized and acquired IGN Internet Global Network Inc. (“IGN”), an inactive British Columbia corporation which trades on the Over-The-Counter Bulletin Board.  IGN changed its name to AssistGlobal Technologies Corp. on September 23, 2003.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

3.

Reverse acquisition of AssistGlobal.com Communications Inc. (continued)

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between ACI, the Company and the shareholders of ACI, the shareholders of ACI agreed to exchange all of their shares of ACI for shares of IGN.  On closing of the share exchange agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of ACI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of ACI.  As a result of this transaction, the shareholders in ACI acquired control of IGN.  In addition, the Company issued 750,000 post consolidated common shares as a finder’s fee for the acquisition.

4.

Property, plant and equipment

5.

Due to related parties, current

The amounts are due to directors and companies controlled by directors. The amounts bear no interest and are repayable on demand.

6.

Demand loan

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

7.

Due to related parties, long-term

Loans payable are unsecured, non-interest bearing, repayable within 30 days of the Company receiving single financing with a value of note less than $3,000,000.  The Shareholders have agreed to extend the repayment date to January 1, 2005.

8.

Share capital

a)

Authorized

150,000,000 common shares without par value.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

8.

Share capital (continued)

b)

Issued and Fully Paid

c)    Stock Options

The Company has 337,000 stock options outstanding in total.  Summaries of options granted are as follows:

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

8.

Share capital (continued)

c)

Stock Options (continued)

As at September 30, 2003, the following stock options were outstanding:

9.

Related party transactions

(a)

During the period, the Company paid management fees of $10,000 to a company controlled by a director and an officer of the Company.

(b)

During the period, the Company paid consulting fees of $66,555 to two companies controlled by directors of the Company.

(c)

During the period, the Company paid or accrued rent of $2,386 to a company with a common director and officer of the Company.

(d)

During the period, the Company received $4,659 for software purchases and services from a company controlled by a director of the Company.

(e)

 As at September 30, 2003, $229 was due to a company controlled by a director of the Company.  The amount resulted from commissions relating to sales for the Company.

10.

Commitments

The Company leases equipment under a long-term lease that expires December 2004.  The lease commitments during the next five years are:

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Nine months ended September 30, 2003

(Prepared by Management)

11.

Risks and uncertainties

The Company’s future operating results may be affected by a number of factors.  The Company is dependent upon a number of major suppliers.  If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected.  In particular, hosting services are purchased from one supplier.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 1

September 30, 2003

(Unaudited - Prepared by Management)

Section 1

During the period, the Company paid management fees of $10,000 to a company controlled by a director and an officer of the Company.

During the period, the Company paid consulting fees of $66,555 to two companies controlled by directors of the Company.

During the period, the Company paid or accrued rent of $2,386 to a company with a common director and officer of the Company.

During the period, the Company received $4,659 for software purchases and services from a company controlled by a director of the Company.

 As at September 30, 2003, $229 was due to a company controlled by a director of the Company.  The amount resulted from commissions relating to sales for the Company.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 2

September 30, 2003

(Unaudited - Prepared by Management)

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
July 6, 2003	Common shares	Share exchange agreement(1)	10,350,000	$0.35(2)	$Nil	Reverse takeover	See **
July 6, 2003	Common shares	Share exchange agreement(1)	750,000	$0.35(2)	$Nil	Finder’s fee**	Nil
September 26, 2003	Common shares	Private placement	1,973,750	$0.16	$318,500	Cash	Nil

(1) See Note 3 of financial statements.

(2) Deemed price as set out in the Share Exchange Agreement.

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Expiry Price	Expiry Date
NIL.

Section 3

A.

Authorized and Issued Share Capital as at September 30, 2003:

Authorized share capital - 150,000,000 common shares without par value.

A total of 15,803,343 shares have been issued for a total of $493,180.

B.

Options, Warrants and Convertible Securities Outstanding as at September 30, 2003:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	130,000	$0.30	October 13, 2003
	1,000	$0.30	March 3, 2004
	206,000	$0.30	January 25, 2007

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 3

September 30, 2003

(Unaudited - Prepared by Management)

Section 3 (continued)

C.

Shares in Escrow or Subject to Pooling as at September 30, 2003:

Common shares in escrow – Nil

D.

List of Directors and Officers as at September 30, 2003:

Geoffrey Dryer	Director & President
Catherine Stauber	Director & CEO
Praveen K. Varshney	Director & CFO
Sokhie Puar	Director
Robert Visser	Director
Peeyush K. Varshney	Corporate Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 1

September 30, 2003

Message to Shareholders

Financial Results:

For the nine months ended September 30, 2003, the Company incurred a loss of $130,461 or $0.02 per share as compared to a loss of $92,304 or $0.02 per share for the same period in 2002.  During the nine month period ended September 30, 2002, a debt of $45,000 owed to a shareholder of the Company was forgiven by the shareholder. This had the effect of reducing the amount of the loss for the period ended September 30, 2002 by the corresponding amount.

Total sales for the nine months ended September 30, 2003 were $314,613 compared to $368,904 for the same period in 2002.  General and administrative expenses were $247,437 during the nine months ended September 30, 2003 as compared to $248,002 during the nine months ended September 30, 2002.

Subsequent to the period end, several sales prospects were closed and scheduled to be invoiced during  the last quarter of 2003. It is anticipated that $150,000 revenue from healthcare sales and services and 5 new hosting accounts should be achieved during the last quarter.

The Company is on track to exceed the revenues of 2002.

Operations Update:

On July 7, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal.com Communications Inc. (“ACI”) and its principal shareholders to acquire all of the issued and outstanding shares of ACI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company (the “IGN Shares”) at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company sought shareholder approval to consolidate its issued and outstanding common shares on a 1 new share for 3 old share basis and anticipates completing post consolidation financings of up to $1,000,000 in order to fund the project.  A finder’s fee of 750,000 post consolidated shares was paid upon the closing of the transaction.

In July 2003, the Company made application to and was granted approval from the TSX Venture Exchange to voluntarily de-list its common shares from the Exchange.  The common shares of the Company continue to trade on the NASD O.T.C. Bulletin Board in the United States under the trading symbol “AGBTF”.

The consolidation and name change of the Company to AssistGlobal Technologies Corp. was approved by the shareholders at the Company’s annual general meeting held on September 9, 2003. The number of shares currently outstanding in the capital stock of the Company has been altered from 8,188,780 common shares without par value to 2,729,593 common shares without par value upon completion of the three (3) for one (1) share consolidation.

At the Company’s annual general meeting, Praveen K. Varshney, Geoffrey Dryer, Robert Visser, Sokhie Puar and Catherine Stauber were appointed directors of the Company.  Geoffrey Dryer was appointed as President & Chief Technology Officer, Catherine Stauber was appointed as Chief Executive Officer and Praveen Varshney was appointed as Chief Financial Officer.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 1

September 30, 2003

As of September 1, 2003, the Company had retained the services of Tangent Management Corp. (“Tangent”). Tangent is a management and financial consulting firm specializing in assisting companies design, implement and monitor strategies to build and sustain shareholder support. Tangent will provide services in the area of shareholder communications, investor relations and media relations.  The initial term of the agreement is for a period of 90 days and renewable for a further 9 months at the discretion of the Company. Tangent will be compensated for the first 90 days with a monthly retainer of $4,000CDN and 30,000 options in the Company exercisable at $0.30US on a post consolidated basis and thereafter, if retained, $5,000CDN and an additional 70,000 options in the Company.

Subsequent events

On October 7, 2003, the Company announced the launch of MicroView FM Version 2.6. This fully updated version of the mobile technology includes many improvements to existing MicroView functionality as well as a host of new features including Inspections and Surveys for Condition Assessment and Parts Inventory Management.  Orders are now being shipped worldwide.

MicroView FM mobile technology helps clients reduce operational and infrastructure costs by up to 30%.  End users and dealers alike are praising the new product version.  Janis Phelps of Terminal Velocity FM, LLC in Nashua, New Hampshire, says,   “ We have nothing but praise for the flexibility and ease of use of these new tools”.

AssistGlobal formally launched MicroView FM 2.6 to industry professionals at the World Workplace Conference in Dallas, Texas, which was held from October 19th to the 21st, 2003.

On October 15, 2003, the Company announced that Richard Variyan joined the Company as its new Vice President of Business Development.

Prior to joining the Company, Mr. Variyan held senior positions with Portal Software, Lucent Technologies and Data General. He recently held the positions of Portal Software’s Regional Sales Manager for South East Asia and for Africa, providing billing solutions for the telecom market. In these roles, he proposed and negotiated successful relationships with local Asian and South African IT business partners. Together, with these partners, Mr. Variyan helped secure large contracts and long-lasting relationships with companies such as Vodacom South Africa and Telecom Indonesia.

Mr. Variyan also held the position of Major Accounts Sales Manager UK and Holland with the Software Products Group at Lucent Technologies, based in London, England. Prior to joining Lucent Technologies, Mr. Variyan was responsible for healthcare sales for Data General in Western Canada.

Mr. Variyan is focused on developing the Company’s global partner relationships with Primavera and Archibus. He will also be leading the global expansion of the Company’s MicroView software line and Application Hosting businesses.

On October 27, 2003, the Company announced that it had submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. (“CNQ”).  The listing is being pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada.

About CNQ:

CNQ is an innovative new stock market for trading the equity securities of emerging companies. CNQ’s unique market model matches enhanced disclosure and streamlined issuer regulation with leading edge technology and comprehensive regulatory oversight to meet the needs and characteristics of emerging companies, their investors and investment dealers.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 2

September 30, 2003

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FM™.  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany’s (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA) and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems Inc. and Archibus Inc. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia and Skanska – Chant and Stantec.

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

Management would like to thank you for your continued support. We look forward to updating the Company’s shareholders as opportunities for AssistGlobal progress.

On behalf of the Board of Directors,

“Praveen K. Varshney”

Praveen Varshney

Director